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                              March 22, 2023

       Vivek Sankaran
       Chief Executive Officer
       Albertsons Companies, Inc.
       250 Parkcenter Blvd.
       Boise, Idaho 83706

                                                        Re: Albertsons
Companies, Inc.
                                                            Amendment No. 2 to
Preliminary Information Statement on Schedule 14C
                                                            Filed March 14,
2023
                                                            File No. 001-39350

       Dear Vivek Sankaran:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Amendment No. 2 to Preliminary Information Statement on Schedule 14C Filed March 14, 2023

       The Merger, page 20

   1. We note your amended disclosure in response to comment 2. Please elaborate on the specific advantages of
your operating model, strategic accomplishments, the benefits of your strategic
initiatives, and describe your commitment to union labor and plans to fund pensions.
   2. We note your response to comment 3 regarding the antitrust law considerations related to the transactions.
Please discuss each counsel's views on each of the topics discussed at the meetings. Please
quantify any details, as applicable, and highlight any material differences in
viewpoints between counsel. Also, please elaborate on the court and FTC approaches to past
retail transactions and the related evaluation of antitrust issues to be addressed in potential
mergers.
 Vivek Sankaran
FirstName
Albertsons LastNameVivek
           Companies, Inc. Sankaran
Comapany
March      NameAlbertsons Companies, Inc.
       22, 2023
March2 22, 2023 Page 2
Page
FirstName LastName
3. We note your amended disclosure in response to comment 5. Please elaborate on the presentation by representatives of White & Case and Debevoise regarding the analysis to be conducted by the FTC with respect to the transaction and divestiture processes.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Cara Wirth at 202-551-7127 or Mara Ransom at 202-551-3264 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Trade &
Services
cc:      Alexander J. May